

December 26, 2019

Jonathan C. Stein
Chief Financial Officer
Hess Midstream LP
1501 McKinney Street
Houston, TX 77010

> **Re: Hess Midstream LP**
> **Registration Statement on Form S-3**
> **Filed December 20, 2019**
> **File No. 333-235650**

Dear Mr. Stein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thom Brandt